Teucrium Commodity Trust
Three Main Street, Suite 215
Burlington, VT 05401
 (802) 540-0019

April 26, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Teucrium Commodity Trust, Teucrium Wheat Fund
Registration Statement on Form S-1 (File No. 333-230623)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Teucrium Commodity Trust (the "Trust") respectfully requests that the Trust's Registration Statement on Form S-1, File No. 333-230623 (the "Registration Statement"), be accelerated and declared effective at 3:00 p.m. Eastern time on April 29, 2019, or as soon thereafter as practicable.

Thank you for your assistance with this matter. If you have any questions, please contact W. Thomas Conner of Vedder Price P.C. by e-mail at tconner@vedderprice.com or by telephone at 202-312-3331.

TEUCRIUM COMMODITY TRUST

By:	Teucrium Trading, LLC, its Sponsor

By:	/s/ Sal Gilbertie
Name: Sal Gilbertie
Title: President/Chief Executive Officer/Chief Investment Officer/Member of the Sponsor

cc:	W. Thomas Conner, Vedder Price P.C.